SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. ___)1
TransAtlantic Petroleum Corp.

(Name of Issuer)
Common Stock, no par value

(Title of Class of Securities)
893522 20 1

(CUSIP Number)
Dalea Management, LLC
4801 Gaillardia Parkway
Suite 225
Oklahoma City, Oklahoma 73142
Attention: Matthew McCann
(405) 286-6324

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 8, 2008

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No.	893522 20 1	13 D	Page	2	of	7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dalea Partners, LP 26-1109608

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,000,000 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

10,000,000 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000,000 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	. 893522 20 1	13 D	Page	3	of	7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dalea Management, LLC 26-1109534

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,000,000 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

10,000,000 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000,000 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	893522 20 1	13 D	Page	4	of	7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N. Malone Mitchell, 3rd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,000,000 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

10,000,000 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000,000 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	893522 20 1	13 D	Page	5	of	7 Pages
Item 1. Security and Issuer.
This Schedule 13D relates to the common stock, no par value, of TransAtlantic Petroleum Corp., a body corporate incorporated under the laws of the Province of Alberta (the “Issuer”). The address of the principal executive office of the Issuer in Canada is Suite 1840, 444 – 5th Ave. SW, Calgary, Alberta T2P 2T8. The address of the principal executive office of the Issuer in the United States is 5910 N. Central Expressway, Suite 1755, Dallas, Texas 75206.
Item 2. Identity and Background.
This Schedule 13D is being filed by and on behalf of Dalea Partners, LP, an Oklahoma limited partnership (“Dalea Partners”), Dalea Management, LLC, an Oklahoma limited liability company (“Dalea Management”), and N. Malone Mitchell, 3rd, an individual resident of the State of Oklahoma (“Mitchell”). Dalea Partners, Dalea Management and Mitchell are collectively referred to herein as the “Reporting Persons” and individually as a “Reporting Person.”
Dalea Partners is a limited partnership organized under the laws of the State of Oklahoma. Its principal business is to make investments.
Dalea Management is a limited liability company organized under the laws of Oklahoma. Its principal business is to manage Dalea Partners.
Mitchell is citizen of the United States of America. Mitchell is actively engaged in ranching and all aspects of the oil and gas business and is engaged in managing personal and family investments.
The address of the principal office of the Reporting Persons is 4801 Gaillardia Parkway, Suite 350, Oklahoma City, Oklahoma 73142.
During the last five years, the Reporting Persons have not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
On April 8, 2008, the Reporting Persons acquired beneficial ownership of 10,000,000 shares of common stock of the Issuer at a price per Common Share of Cdn. $0.30 and an aggregate purchase price of Cdn. $3,000,000 (the “Shares”). Prior to the acquisition of the Shares the Reporting Persons did not exercise control or direction over any common shares of the Issuer.

CUSIP No.	893522 20 1	13 D	Page	6	of	7 Pages
Item 4. Purpose of the Transaction.
The Reporting Persons hold the Shares as reported herein for investment purposes.
Pursuant to an Investment Agreement dated March 28, 2008, between Riata Management, LLC (“Riata”) and the Issuer (the “Investment Agreement”), Riata or certain associated persons, which may include Dalea Partners, have agreed to acquire an additional 25,000,000 common shares of the Issuer. Such acquisition is subject to customary closing conditions as well as disinterested shareholder approval at the annual and special meeting of the Issuer’s shareholders scheduled for May 20, 2008. Pursuant to the Investment Agreement, Mitchell has been appointed to the Issuer’s board of directors and Riata has the right to nominate one additional individual of its choosing for election to the Issuer’s board of directors.
Other than as described above, the Reporting Persons have no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a) The Reporting Persons beneficially own 10,000,000 shares of common stock, which represents 18.8% of the outstanding common stock.
(b) The Reporting Persons share the power to vote or direct the vote of the Shares. The Reporting Persons share the power to dispose or direct the disposition of the Shares.
(c) Not applicable.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Riata and the Issuer entered into a registration rights agreement dated April 8, 2008 (the “Registration Rights Agreement”). The Registration Rights Agreement calls for the Issuer to prepare and file a preliminary prospectus and a prospectus with the Canadian Securities Commissions covering the Shares owned by any Riata related entity, including the Reporting Persons. Such registration statement must enable the Reporting Persons to sell the Shares to the public in any or all of the provinces and territories of Canada. The Registration Rights Agreement also contains standard provisions requiring the Issuer and Riata to indemnify each other for certain liabilities arising out of the sale of the Shares pursuant to an offering made under the terms of the Registration Rights Agreement.

CUSIP No.	893522 20 1	13 D	Page	7	of	7 Pages
Item 7. Material to be Filed as Exhibits.
The Joint Filing Agreement attached hereto as Exhibit A.
The Investment Agreement attached hereto as Exhibit B.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 16, 2008

DALEA PARTNERS, LP
By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Partner

DALEA MANAGEMENT, LLC
By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

/s/ N. Malone Mitchell, 3rd
N. MALONE MITCHELL, 3rd